July 21, 2009

VIA EDGAR

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IHS Inc.
Form 10-K for the Fiscal Year Ended November 30, 2008
Filed January 23, 2009
Form 10-Q for the Quarterly Period Ended February 28, 2009
Filed March 25, 2009
Form 10-Q for the Quarterly Period Ended May 31, 2009
Filed June 24, 2009
File No. 001-32511

Dear Mr. Gilmore:

This letter responds to comments of the Staff of the Securities and Exchange Commission in your letter dated July 7, 2009, regarding the filing referenced above.  For your convenience, we have repeated each of the Staff’s comments below in italics and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your letter.

Form 10-Q for the Quarterly Period Ended May 31, 2009

Item 4. Controls and Procedures

1.              We note that you continue to state that the Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures “are effective in ensuring that all material information required to be filed in this quarterly report has been made known to them in a timely fashion.”  You stated in your response letter dated May 6, 2009 that in future filings, you would “expressly tie such conclusions regarding effectiveness to the disclosure controls and procedures as set out in Rules 13a-15(a) and 15d-15(e) under the Exchange Act, or recite the entire definition.”  Please amend your Form 10-Q to correctly state your executive officers’ conclusion regarding disclosure controls and procedures.

We hereby undertake to file an amendment on Form 10-Q/A for the period ended May 31, 2009 that correctly states our executive officers’ conclusion regarding disclosure controls and procedures.  The Form 10-Q/A will be filed approximately one week after the date of this letter, to allow us to complete our process of obtaining Disclosure Committee review and executive signatures.

Certifications, Exhibits 31.1 and 31.2

2.              We note that your certifications by your Principal Executive Officer and Principal Financial Officer continue to include the certifying individual’s title at the beginning of the certifications.  You stated in your response letter dated May 6, 2009 that in future filings you would correct these deficiencies.  Please amend your Form 10-Q to include certifications set forth exactly as they appear in Item 601(b)(31) of Regulation S-K.

We hereby undertake to file an amendment on Form 10-Q/A for the period ended May 31, 2009 that includes certifications  that have been revised pursuant to the Staff’s comments.  The Form 10-Q/A will be filed approximately one week after the date of this letter, to allow us to complete our process of obtaining Disclosure Committee review and executive signatures.

Form 10-Q for the Quarterly Period Ended February 28, 2009

Certifications, Exhibits 31.1 and 31.21

3.              We note that your certifications by your Principal Executive Officer and Principal Financial Officer do not include the entire text of Item 601(b)(31) of Regulation S-K.  Specifically, it appears that you are missing certain introductory language in paragraph 4 and paragraph 4(b) relating to internal control over financial reporting.  Please amend your Form 10-Q for the quarterly period ended February 29,2009.  The amendment may be abbreviated and consist of a cover page, explanatory note, signature page and paragraphs 1,2,4 and 5 of the certifications.

We hereby undertake to file an amendment on Form 10-Q/A for the quarterly period ended February 28, 2009 that includes certifications that have been revised pursuant to the Staff’s comments.  .  The Form 10-Q/A will be filed approximately one week after the date of this letter, to allow us to complete our process of obtaining Disclosure Committee review and executive signatures.

In responding to your comments, we acknowledge that:  (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please call me at 212-850-8543.

Sincerely,

/s/ Stephen Green
Stephen Green
General Counsel and Secretary